Filed by Northwest Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Registration Statement No. 333-235669

Subject Company: MutualFirst Financial, Inc.
Commission File No. 000-27905

Date: January 21, 2020